The Annual Meeting of Shareholders for the Fund was held on September 14, 2015 (the "meeting"). At the meeting, Trustee Niel B. Nielson was elected as Class II Trustee for a three-year term expiring at the Fund's annual meeting of shareholders in 2018. The number of votes cast in favor of Mr. Nielson was 21,882,909, the number of votes against Mr. Nielson was 500,819, and the number of broker non-votes was 4,313,254. Thomas R. Kadlec, Richard E. Erickson, James
A. Bowen and Robert F. Keith are current and continuing Trustees. Messrs. Bowen and Keith are currently the Class III Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2016. Messrs Thomas R. Kadlec and Richard E. Erickson are currently the Class I Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2017.